Country Style Cooking Restaurant Chain Reports Third Quarter 2013 Financial Results

3Q13 Revenues up 19.5% YoY to Record High RMB390.6 Million

3Q13 Income from Operations up 24.1% YoY to RMB29.3 Million

3Q13 Adjusted Net Income RMB31.1 Million

3Q13 Adjusted EBITDA up 12.7% YoY to RMB52.9 Million

Chongqing, China, November 19, 2013 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the third quarter of 2013.

Third Quarter 2013 Financial Highlights

•	Revenues in the third quarter of 2013 were RMB390.6 million ($63.8 million), an increase of 19.5% from RMB327.0 million in the same quarter of 2012.
•	Comparable restaurant sales increased by 6.9% from the same quarter of 2012. There were 186 restaurants in the comparison.
•	Income from operations increased 24.1% to RMB29.3 million ($4.8 million) from RMB23.6 million in the same quarter of 2012.
•	Adjusted EBITDA[1] was RMB52.9 million ($8.6 million) in the third quarter of 2013, an increase of 12.7% from RMB46.9 million in the same quarter of 2012.
•	Net income for the third quarter of 2013 was RMB27.0 million ($4.4 million), as compared to RMB31.9 million in the same quarter of 2012. Adjusted net income (non-GAAP) was RMB31.1 million ($5.1 million), as compared to RMB35.6 million in the same quarter of 2012.
•	Diluted net income per American depositary share (“ADS”) was RMB1.02 ($0.17). Adjusted diluted net income per ADS (non-GAAP) was RMB1.17 ($0.19). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net total of eight in the third quarter of 2013 to 276 restaurants as of September 30, 2013, up from 238 restaurants as of September 30, 2012; the total number of restaurants as of September 30, 2013 included 232 “Country Style Cooking” and 44 “Mr. Rice” branded restaurants, covering 28 cities.

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, “We are pleased to report strong top-line, operating income and adjusted EBITDA in the third quarter of 2013. Country Style Cooking’s expanding network and improved comparable same store sales growth resulted in record revenues for a single quarter.”

Ms. Li continued, “Since the beginning of 2013, we have concentrated our priorities on both food quality and quantity and made it our mission to enhance customer satisfaction. Our efforts to enhance consumer satisfaction are now beginning to pay off. In the third quarter, our business rebounded and we continue to optimize our network and implement further cost-controls. We are confident that our operational adjustments in recent quarters provide us with good momentum to achieve balanced growth and long-term profitability. We are committed to fully realizing CSC’s potential as one of China’s leading quick service restaurant chains.”

Mr. Adam Zhao, Chief Financial Officer of Country Style Cooking, added, “I am encouraged by our improved operational efficiency during the quarter. Our operating margin showed both annual and sequential increases. We expect low double digit revenue growth and positive single digit comparable restaurant sales growth in 2013 and will continue to regard revenue growth, operating efficiency and cost control as priorities at CSC so that we can maximize our profitability going forward.”

1 This release contains certain non-GAAP financial measures to provide supplemental information regarding the Company’s operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Disclosure " and the table captioned "Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

Third Quarter 2013 Financial Performances

Revenues in the third quarter of 2013 increased by 19.5% to RMB390.6 million ($63.8 million) from RMB327.0 million in the same quarter of 2012. Revenue growth was primarily supported by the Company’s expanding restaurant network as well as comparable restaurant sales growth compared with the same period last year. During the third quarter of 2013, Country Style Cooking added a total of 14 restaurants and closed six restaurants, bringing the total restaurant count to 276 as of September 30, 2013, compared to its total restaurant count of 238 as of September 30, 2012. Restaurants opened in the third quarter included five “Country Style Cooking” and nine “Mr. Rice” restaurants. Comparable restaurant sales increased by 6.9% compared with the same quarter of 2012. There were 186 restaurants in the comparison.

Costs of food and paper increased by 21.7% to RMB175.7 million ($28.7 million) in the third quarter of 2013 from RMB144.3 million in the same quarter of 2012, primarily due to the expansion of the Company’s restaurant network. Additionally, since the beginning of 2013, the Company has increased the food portion of its single meals in connection with the special customer satisfaction enhancement campaign. As a percentage of revenues, the cost of food and paper increased to 45.0% in the third quarter of 2013 from 44.1% in the same quarter of 2012.

Restaurant wages and related expenses increased by 24.3% to RMB70.7 million ($11.6 million) in the third quarter of 2013 from RMB56.9 million in the same quarter of 2012. The increase was primarily due to increased total employee wages associated with an increased workforce. Share-based compensation expenses included in restaurant wages and related expenses decreased slightly to RMB1.1 million ($0.2 million) in the third quarter of 2013, roughly the same level as the third quarter of 2012. As a percentage of revenues, restaurant wages and related expenses increased slightly to 18.1% in the third quarter of 2013 compared to 17.4% in the same quarter of 2012.

Restaurant rent expenses increased by 11.5% to RMB33.8 million ($5.5 million) in the third quarter of 2013 from RMB30.3 million in the same quarter of 2012. The increase was primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses dropped slightly to 8.7% in the third quarter of 2013 from 9.3% in the third quarter of 2012.

Restaurant utility expenses increased by 19.3% to RMB23.4 million ($3.8 million) in the third quarter of 2013 from RMB19.6 million in the same quarter of 2012. As a percentage of revenues, restaurant utility expenses stood at 6.0%.

Other restaurant operating expenses increased by 16.9% to RMB14.3 million ($2.3 million) in the third quarter of 2013 from RMB12.2 million in the same quarter of 2012. As a percentage of revenues, other restaurant operating expenses were 3.6% in the third quarter of 2013, compared to 3.7% in the third quarter of 2012.

Restaurant-level operating margin was 18.6% in the third quarter of 2013, a slight decrease of 90 basis points over the same quarter of 2012. The decrease in restaurant-level operating margin was primarily due to increased labor costs and increased raw material costs in connection with a special customer satisfaction enhancement campaign.

Selling, general and administrative (SG&A) expenses increased by 28.9% to RMB22.2 million ($3.6 million) in the third quarter of 2013 from RMB17.2 million in the same quarter of 2012, mainly due to a loss on the disposal of property and equipment, a one-time management bonus and the increase of share-based compensation expenses included in SG&A. Share-based compensation expenses included in SG&A was RMB3.0 million ($0.5 million) in the third quarter of 2013, compared to RMB2.6 million in the third quarter of 2012. As a percentage of revenues, SG&A expenses were 5.7% in the third quarter of 2013, up from 5.3% in the third quarter of 2012.

Pre-opening expense for the third quarter of 2013 was RMB1.7 million ($0.3 million), as compared to RMB3.2 million in the same quarter of 2012, primarily because of less new store openings compared to the third quarter of 2012. As a percentage of revenues, pre-opening expense decreased to 0.4% in the third quarter of 2013 from 1.0% in the same quarter of 2012.

Depreciation expense for the third quarter of 2013 was RMB17.8 million ($2.9 million), representing an increase of 14.3% as compared to RMB15.6 million in the same quarter of 2012, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense was 4.6% in the third quarter of 2013, compared to 4.8% in the same quarter of 2012.

Property and equipment impairment charges were RMB1.7 million ($0.3 million) in the third quarter of 2013, as compared to RMB4.0 million in the same quarter of 2012, representing costs related to asset impairment of five restaurants, one of which the Company plans to close in the fourth quarter of 2013.

Income from operations for the third quarter of 2013 was RMB29.3 million ($4.8 million), representing an increase of 24.1% from RMB23.6 million in the same quarter of 2012.

Interest income for the third quarter of 2013 was RMB7.9 million ($1.3 million), representing an increase of 58.3% as compared to RMB5.0 million in the same quarter of 2012.

Foreign currency exchange loss for the third quarter of 2013 was RMB1.0 million ($0.2 million), as compared to a gain of RMB0.3 million in the same quarter of 2012.

Other loss for the third quarter of 2013 was RMB98.0 thousand ($16.0 thousand), as compared to a gain of RMB12.7 million in the same quarter of 2012, which mainly represents government subsidies received.

Income before income taxes for the third quarter of 2013 was RMB36.1 million ($5.9 million), as compared to RMB41.6 million in the same quarter of 2012. Excluding the impact of one-time government subsidies totaling RMB550.0 thousand ($90.0 thousand) and RMB12.7 million in the third quarters of 2013 and 2012, respectively, related to a subsidy for corporate development as well as a government-organized breakfast program both implemented by the Chongqing government, income before income taxes would have been RMB35.5 million ($5.8 million) in the third quarter of 2013, representing an increase of 23.2% from RMB28.8 million in the same quarter of 2012.

Income tax expense in the third quarter of 2013 was RMB9.1 million ($1.5 million), compared to RMB9.7 million in the same quarter of 2012.

Net income was RMB27.0 million ($4.4 million), as compared to RMB31.9 million in the third quarter of 2012. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB31.1 million ($5.1 million) in the third quarter of 2013, compared to RMB35.6 million in the third quarter of 2012.

Diluted net income per ADS in the third quarter of 2013 was RMB1.02 ($0.17), compared to RMB1.22 in the third quarter of 2012. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB1.17 ($0.19) in the third quarter of 2013, compared to RMB1.36 in the third quarter of 2012. The Company had approximately 26.5 million diluted weighted average ADSs outstanding during the quarter ended September 30, 2013.

EBITDA (non-GAAP), defined as net income before interest, income tax expense/(benefit), depreciation and amortization, was RMB46.0 million ($7.5 million) in the third quarter of 2013, compared to RMB52.2 million from the same quarter of 2012. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange loss, other income/(loss), property and equipment impairment charges and share-based compensation expenses, was RMB52.9 million ($8.6 million) in the third quarter of 2013, compared to RMB46.9 million in the same quarter of 2012.

As of September 30, 2013, the Company had cash, cash equivalents and short-term investments of RMB594.2 million ($97.1 million), compared to RMB550.1 million as of December 31, 2012.

Net cash provided by operating activities was RMB131.2 million ($21.4 million) for the nine months ended September 30, 2013, down from RMB145.8 million in the same period of 2012.

Outlook

For the fourth quarter of 2013, the Company currently estimates that its revenues will be between RMB325 million ($53.2 million) and RMB335 million ($54.8 million), representing a year-over-year growth of between approximately 9.7% and 13.1%.

For the full year of 2013, the Company expects its revenues will be between RMB1,349 million ($220.4million) to RMB1,359 million ($222.1million), representing year-over-year growth of between approximately 13.5% and 14.4%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.1200 to US$1.00 on September 30, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 7:30 pm, Eastern Time on November 19, 2013, which is 8:30 am, Beijing Time on November 20, 2013, to discuss third quarter 2013 results and answer questions from investors. Listeners may access the call by dialing:

US:	1-866-652-5200
International:	1-412-317-6060
Hong Kong:	06-800-20175
China:	4001-201203

Passcode:	Country Style Cooking Restaurant Chain Co., Ltd.

A telephone replay of the call will be available after the conclusion of the conference all through 9:00 am, Eastern Time on November 29, 2013. The dial-in details are:

US:	1-877-344-7529
International:	1-412-317-0088
Passcode:	0211972

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding share-based compensation expenses. We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses. We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter 2013 and the full year 2013, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of September 30,
	2012	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	229,367	203,306	33,220
Short-term investments	320,727	390,919	63,876
Due from related parties	-	357	58
Inventories	42,159	60,917	9,954
Prepaid rent	13,063	10,909	1,783
Prepaid expenses and other current assets	21,837	25,925	4,236
Deferred tax assets-current	771	2,820	461
Total current assets	627,924	695,153	113,588
Property and equipment, net	368,239	390,918	63,875
Goodwill	5,563	5,563	909
Deferred tax assets - non current	6,025	6,025	984
Deposits for lease – non current	17,968	20,088	3,282
Total assets	1,025,719	1,117,747	182,638

Current liabilities:
Accounts payable	49,139	76,472	12,495
Deferred revenue	3,544	9,080	1,484
Due to related parties	25	240	39
Accrued payroll	23,734	26,907	4,397

Income taxes payable	7,437	8,309	1,358
Other current liabilities	46,627	50,015	8,172
Total current liabilities	130,506	171,023	27,945
Deferred rent - non current	21,631	23,854	3,897
Prepaid subscription – non current	158	47	8
Advanced receipts from depositary bank	3,296	2,829	462
Total liabilities	155,591	197,753	32,312

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized, 104,404,831 and 105,915,219 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	745	754	123
Additional paid-in capital	719,641	733,503	119,853
Retained earnings	158,068	194,607	31,799
Accumulated other comprehensive loss	(8,326)	(8,870)	(1,449)
Total equity	870,128	919,994	150,326

Total liabilities and equity	1,025,719	1,117,747	182,638

Condensed Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended September 30,
	2012		2013
	RMB	%	RMB	%	US$

Revenue - restaurant sales	327,004	100.0	390,611	100.0	63,825
Costs and expenses:
Restaurant expenses:
Food and paper expense	144,347	44.1	175,730	45.0	28,714
Restaurant wages and related expenses[1]	56,880	17.4	70,701	18.1	11,552
Restaurant rent expense	30,348	9.3	33,842	8.7	5,530
Restaurant utilities expense	19,648	6.0	23,446	6.0	3,831
Other restaurant operating expenses	12,192	3.7	14,254	3.6	2,329
Selling, general and administrative expenses[1]	17,219	5.3	22,202	5.7	3,628
Pre-opening expense	3,155	1.0	1,658	0.4	271
Depreciation	15,598	4.8	17,834	4.6	2,914
Property and equipment impairment charges	4,038	1.2	1,671	0.4	273
Total operating expenses	303,425	92.8	361,338	92.5	59,042

Income from operations	23,579	7.2	29,273	7.5	4,783

Interest income	4,978	1.5	7,882	2.0	1,288
Foreign exchange gain ( loss)	274	0.1	(973)	(0.2)	(159)
Other income/(loss)	12,736	3.9	(98)	(0.0)	(16)
Income before income taxes	41,567	12.7	36,084	9.3	5,896

Income tax expense	9,698	3.0	9,074	2.3	1,483
Net income	31,869	9.7	27,010	7.0	4,413

Basic net income per share	0.31		0.26		0.04
Diluted net income per share	0.30		0.25		0.04
Basic net income per ADS	1.22		1.03		0.17
Diluted net income per ADS	1.22		1.02		0.17
Basic weighted average ordinary shares outstanding	104,290,645		104,897,125		104,897,125
Diluted weighted average ordinary shares outstanding	104,677,531		106,019,186		106,019,186

1 Includes share-based compensation expenses of RMB3.7 million and RMB4.1 million ($0.7 million) for the three months ended September 30, 2012 and 2013, respectively.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended September 30,
	2012	2013
	RMB	RMB	US$

Net income	31,869	27,010	4,413
Other comprehensive income/ (loss)
Foreign currency translation adjustments	89	(76)	(12)
Comprehensive income	31,958	26,934	4,401

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the nine months ended September 30,
	2012	2013
	RMB	RMB	US$
Operating activities:
Net income	68,994	36,538	5,970
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposals of property and equipment	2,145	4,683	765
Property and equipment impairment charges	7,989	7,122	1,164
Depreciation	43,381	53,024	8,664
Deferred income tax	2,067	(2,050)	(335)
Share based compensation	12,405	11,824	1,932
Changes in operating assets and liabilities:			-
Due from related parties	(140)	(357)	(58)
Inventories	11,903	(18,758)	(3,065)
Prepaid rent	(3,675)	2,154	352
Prepaid expenses and other current assets	(3,202)	(4,086)	(668)
Deposits for leases	(672)	(2,120)	(346)
Accounts payable	7,616	27,333	4,466
Deferred revenue	(636)	5,536	905
Due to related parties	21	215	35
Accrued payroll	1,694	3,173	518
Income taxes payable	(11,462)	872	142
Deferred rent	6,213	2,401	392
Other liabilities	1,155	3,649	598
Net cash provided by operating activities	145,796	131,153	21,431
Investing activities:
Purchase of property and equipment	(117,221)	(88,680)	(14,490)
Proceeds from disposals of property and equipment	496	334	55
Purchase of short-term investment	(210,000)	(591,147)	(96,593)
Withdrawal of short-term investment	190,000	520,955	85,123
Net cash used in investing activities	(136,725)	(158,538)	(25,905)
Financing activity:
Proceeds from exercise (early exercise) of employee stock options	500	1,875	306
Net cash provided by financing activity:	500	1,875	306
Effect of exchange rate	233	(551)	(90)
Net increase in cash and cash equivalents	9,804	(26,061)	(4,258)
Cash and cash equivalents, beginning of period	327,546	229,367	37,478
Cash and cash equivalents, end of period	337,350	203,306	33,220

Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended September 30,
	2012	2013
	RMB	RMB	US$

Net income	31,869	27,010	4,413
Share-based compensation expenses:
Restaurant wages and related expenses	1,114	1,093	179
Selling, general and administrative expenses	2,591	3,001	490

Adjusted net income (non-GAAP)	35,574	31,104	5,082

Diluted net income per ADS	1.22	1.02	0.17
Adjusted diluted net income per ADS (non-GAAP)	1.36	1.17	0.19
Diluted weighted average ADSs outstanding	26,169,383	26,504,797	26,504,797

	Three months ended September 30,
	2012	2013
	RMB	RMB	US$

Net income	31,869	27,010	4,413
Income tax expense/(benefit)	9,698	9,074	1,483
Interest income	(4,978)	(7,882)	(1,288)
Depreciation and amortization	15,598	17,834	2,914
EBITDA (non-GAAP)	52,187	46,036	7,522

EBITDA (non-GAAP)	52,187	46,036	7,522
Foreign exchange loss (gain)	(274)	973	159
Other loss/(income)	(12,736)	98	16
Property and equipment impairment charges	4,038	1,671	273
Share-based compensation expenses
Restaurant wages and related expenses	1,114	1,093	179
Selling, general and administrative expenses	2,591	3,001	490
Adjusted EBITDA (non-GAAP)	46,920	52,872	8,639